UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

AMERICAN PACIFIC CORPORATION

(Name of Subject Company)

AMERICAN PACIFIC CORPORATION

(Name of Persons Filing Statement)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

028740108

(CUSIP Number of Class of Securities)

Dana M. Kelley

Vice President, Chief Financial Officer, and Treasurer

American Pacific Corporation

3883 Howard Hughes Parkway, Suite 700

Las Vegas, Nevada 89169

(702) 735-2200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Zane O. Gresham

Jeffrey Washenko

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105

(415) 268-7145

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) initially filed on January 27, 2014 with the Securities and Exchange Commission by American Pacific Corporation (“AMPAC” or the “Company”). The Schedule 14D-9 relates to the tender offer by Flamingo Merger Sub Corp., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Flamingo Parent Corp., a Delaware corporation (“Parent”), to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.10 per share, at a purchase price of $46.50 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 24, 2014, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as specifically set forth herein, the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented as follows:

By inserting the following new paragraph immediately following the ninth paragraph included under the heading “Background of the Transaction” on page 13 of the Schedule 14D-9:

In connection with the strategic alternatives review process, the Company entered into 63 nondisclosure agreements with two strategic parties and 61 private equity sponsors, each of which contained a standstill provision.

By replacing the fifteenth paragraph under the heading “Background of the Transaction” on page 14 of the Schedule 14D-9 in its entirety with the following:

On July 23, 2013 and July 24, 2013, KeyBanc received indications of interest (the “Indications of Interest”) for an acquisition of the whole company from one strategic and 14 private equity sponsors, which consisted of the following:

Participant	Share Price or Range

H.I.G.	$37.50 to $41.00

Party B	$34.00 to $37.50

Party C	$35.00 to $38.00

Party D	$38.10 to $40.96

Party E	$40

Party F	$36.00 to $39.00

Party G	$34.60 to $39.92

Party H	$34.69 to $37.71

Party I	$37

Party J	$30.50

Four parties submitted separate indications of interest that were limited to a segment of the Company’s business.

By replacing the eighteenth paragraph under the heading “Background of the Transaction” on page 14 of the Schedule 14D-9 in its entirety with the following:

On August 14, 2013, Joe Carleone, the chief executive of the Company, met with Fraser Preston of H.I.G. in Las Vegas, NV to follow up on the management presentation given on July 31, 2013. At the August 14 meeting, Joe Carleone discussed generally the status of each of the Fine Chemicals and Specialty Chemicals businesses, the opportunities for growth of the Fine Chemicals business, particularly in the U.S., and the competitive landscape of the Fine Chemical business. At the request of Party B, Joe Carleone also met Party B on September 10, 2013 to provide follow up on the management presentation given to Party B on August 21, 2013. At this follow up meeting, Joe Carleone discussed with Party B topics similar to those discussed during the follow up meeting with H.I.G. No other Phase II Participant that attended a management presentation requested a follow up meeting with Company management.

By replacing the twenty-second paragraph under the heading “Background of the Transaction” on page 14 of the Schedule 14D-9 in its entirety with the following:

On September 17, 2013, three private equity sponsors submitted Phase II reaffirmation proposals (each a “Reaffirmation Participant”). The Phase II reaffirmation proposals were as follows: H.I.G. submitted a reaffirmation proposal to acquire the Company at a price of $42 to $45 per Share, Party B submitted a reaffirmation proposal to acquire the Company at a price of $45 per Share and Party C submitted a reaffirmation proposal to acquire the Company at a price of $43 per Share. None of the other Phase II Participants submitted a reaffirmation proposal.

By replacing the twenty-eighth paragraph under the heading “Background of the Transaction” on page 15 of the Schedule 14D-9 in its entirety with the following:

On behalf of the Transaction Committee, Jan Loeb spoke with Joe Carleone and KeyBanc during the first week of November 2013, and supported the idea of Mr. Carleone reaching out to each of the Reaffirmation Participants in order to maintain contact with them while the process remained suspended. Thereafter, Joe Carleone contacted each of the Reaffirmation Participants to offer each Reaffirmation Participant the opportunity to receive an update on the Company’s business and operations. Since Fraser Preston of H.I.G. was in Las Vegas when Joe Carleone contacted H.I.G., Joe Carleone met with Fraser Preston on November 6, 2013 to provide the update. Joe Carleone provided an update to the other two Reaffirmation Participants by telephone.

By replacing the thirty-fourth paragraph under the heading “Background of the Transaction” on page 15 of the Schedule 14D-9 in its entirety with the following:

In seeking to ensure the maximization of shareholder value, the Transaction Committee sought to obtain its own independent financial advice and, in the event of a transaction, an independent fairness opinion, from an advisor that had not been involved in the strategic alternatives review process on behalf of the Company. On December 16, 2013, the Transaction Committee held a meeting at which it approved the engagement of Morgan Stanley as financial advisor to the Transaction Committee. The Transaction Committee selected Morgan Stanley after Transaction Committee members interviewed three investment banks for the role of financial advisor and having established that Morgan Stanley did not have any conflicts that would have inhibited Morgan Stanley’s ability to provide independent advice to the Transaction Committee.

By replacing the section under the heading “Financial Forecasts” in its entirety with the following:

The Company’s management provided certain unaudited forecasts (the “Financial Forecasts”) regarding the Company’s future operations to the Company Board and the Transaction Committee for their evaluation in connection with the Offer and the Merger beyond what has been publicly disclosed previously. The Financial Forecasts were also provided to Morgan Stanley for use in connection with its financial analysis and opinion to the Company Board and the Transaction Committee.

The Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Neither the Company’s independent auditors, nor any other independent public accounting firm has compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Financial Forecasts nor has expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Financial Forecasts herein should not be deemed an admission or representation by the Company that they are viewed by the Company as material information of the Company. The Financial Forecasts should not be regarded as an indication that any of the Company, Parent or any of their respective affiliates, advisors or other representatives, considered, or now considers, them to be necessarily predictive of actual future results, and the Financial Forecasts should not be relied upon as such. None of the Company, Parent or any of their respective affiliates, advisors or other representatives makes any representation or warranty regarding the ultimate performance of the Company relative to the Financial Forecasts.

The Financial Forecasts were prepared in June 2013, with an ordinary course update of fiscal year 2014 only prepared in November 2013, based on information available at that time using various assumptions and estimates. The assumptions and estimates may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates underlying the information contained in the Financial Forecasts involve judgments made with respect to, among other things, general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company, including but not limited to, the ability to increase production to meet anticipated demand, all of which are difficult to predict. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect the effects of the Offer or the Merger (other than the pension adjustments listed below), or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management. Accordingly, the Financial Forecasts constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information contained in the Financial Forecasts will be achieved, and actual results may materially differ. The Financial Forecasts cover multiple years and such information by its nature becomes less certain with each successive year.

Certain information set forth in the Financial Forecasts are non-generally accepted accounting principles, which we refer to as non-GAAP, financial measures. These non-GAAP financial measures are not calculated in accordance with, or a substitute for financial measures calculated in accordance with, GAAP and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, in that they exclude a variety of charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, GAAP basis financial measures.

The following is a summary of the Financial Forecasts (dollars in millions):

	Year Ending September 30,
	2014	2015	2016	2017	2018
Revenues	$235.8	$236.9	$254.2	$272.0	$290.0
Net Income	$19.4	$21.9	$28.2	$31.5	$33.6
EBITDA	$47.1	$50.8	$60.6	$65.8	$68.7
Adjusted EBITDA	$56.5	$58.1	$67.7	$72.8	$75.9

Cash Flow from Operations	$16.8	$26.1	$36.3	$39.2	$41.2
Capital Expenditures	(21.6)	(13.8)	(14.4)	(11.6)	(9.3)

Free Cash Flow	$(4.8)	$12.3	$21.9	$27.6	$31.9

Set forth below is a reconciliation of EBITDA to Net Income, the most comparable GAAP financial measure based on financial information available to, or projected by, the Company (dollars in millions):

	Year Ending September 30,
	2014	2015	2016	2017	2018
Net Income	$19.4	$21.9	$28.2	$31.5	$33.6
Interest, Net	2.1	1.5	1.3	1.1	0.1
Income Taxes	11.4	12.9	16.5	18.5	19.7
Depreciation & Amortization	14.2	14.5	14.6	14.7	15.3

EBITDA	$47.1	$50.8	$60.6	$65.8	$68.7

Set forth below is a reconciliation of EBITDA to Adjusted EBITDA, which sets forth a summary of the EBITDA Adjustments (dollars in millions):

	Year Ending September 30,
	2014	2015	2016	2017	2018
EBITDA	$47.1	$50.8	$60.6	$65.8	$68.7
Pension Interest Costs	4.9	5.1	5.4	5.6	5.9
Pension Amortization of AOCI	2.2	2.2	1.7	1.4	1.3
Inventory Adjustment	2.3	—	—	—	—

Adjusted EBITDA	$56.5	$58.1	$67.7	$72.8	$75.9

The Company also provided estimates of the Company’s costs associated with public company status that were utilized by Morgan Stanley in its Leveraged Buyout Analysis described below. Such costs were estimated for the years ending September 30, 2014, 2015, 2016, 2017 and 2018 to be $3.1 million, $3.2 million, $3.3 million, $3.3 million and $3.4 million, respectively.

Stock-based compensation was treated as a cash expense for purposes of the Financial Forecasts. The amount of stock-based compensation was estimated for FY2014—FY2018 to be $992,000, $717,000, $699,000, $687,000 and $687,000, respectively.

Except as may be required by applicable securities laws, none of the Company, Parent, Merger Sub or any of their respective affiliates, advisors or other representatives intend to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events.

By replacing the subsection under the heading “Opinion of Financial Advisor –Trading Multiples Analysis” in its entirety with the following:

Comparable Company Trading Multiples. Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain historical and estimated financial information of the Company with corresponding historical and estimated financial information of certain selected publicly-traded companies in the specialty chemical or fine chemical business that have certain similar business and operating characteristics to those of the Company. Specifically, with respect to specialty chemical companies, Morgan Stanley selected specialty chemical companies with (i) product demand less sensitive to general economic growth rates, (ii) similar projected growth rates to those of the Company, and (iii) market capitalizations similar to that of the Company (i.e., excluding such companies with market capitalization well in excess of $2 billion). With respect to fine chemical companies, Morgan Stanley selected US and European fine chemical companies with a significant amount of business dependent on active pharmaceutical ingredient production. The estimated financial information for the comparable companies was based on consensus research analyst estimates (“consensus estimates”) as of January 6, 2014. Financial information for CY2013E for the selected companies with non-calendar fiscal years was based on either historical financial information for the fiscal year ended November 2013, or on historical financial information for six months during calendar year 2013 and estimated financial information for the immediately following six month period ending January 2014. Morgan Stanley calculated and reviewed for comparative purposes the ratio of adjusted corporate aggregate value to each of (i) CY2013E Adjusted EBITDA and (ii) CY2014E Adjusted EBITDA. The following list sets forth the six specialty chemical companies and four fine chemical companies that were reviewed in connection with this analysis, as well as the ratio of adjusted corporate aggregate value to each of (i) CY2013E Adjusted EBITDA and (ii) CY2014E Adjusted EBITDA for each selected company, as well as the resulting median ratios:

Adjusted Corporate Aggregate Value to
	CY2013E Adjusted EBITDA	CY2014E Adjusted EBITDA
Specialty Chemical Companies
Minerals Technologies Inc.	10.0x	9.4x
Stepan Company	9.5x	7.5x
KMG Chemicals, Inc.	8.6x	7.8x
Innophos Holdings, Inc.	8.5x	7.0x
OMNOVA Solutions Inc.	8.5x	7.4x
Koppers Holdings Inc.	7.8x	7.2x
Median	8.5x	7.4x
Fine Chemical Companies
Aceto Corporation	12.5x	11.4x
Lonza Group AG	11.2x	9.9x
Cambrex Corporation	10.1x	9.6x
Albany Molecular Research, Inc.	6.5x	5.9x
Median	10.6x	9.7x

Morgan Stanley compared the results of this analysis to the ratio of adjusted corporate aggregate value to Adjusted EBITDA of the Company, as of January 6, 2014, and also as of two additional dates: (i) October 4, 2013, the Company’s high multiple for the 52-week period ended January 6, 2014, and (ii) January 6, 2013. Morgan Stanley calculated Adjusted EBITDA as of each such measurement date based on each of (i) the 12-month period ending on the most recently completed fiscal quarter prior to such measurement date and (ii) the subsequent 12-month period. This analysis indicated the following:

Adjusted Corporate Aggregate Value/Adjusted EBITDA Multiples
Adjusted Corporate Aggregate Value as of January 6, 2013 to Adjusted EBITDA (12 months ended December 31, 2012)	4.5x
Adjusted Corporate Aggregate Value as of January 6, 2013 to Adjusted EBITDA (12 months ended December 31, 2013)	3.9x
Adjusted Corporate Aggregate Value as of October 4, 2013 to Adjusted EBITDA (12 months ended September 30, 2013)	9.1x
Adjusted Corporate Aggregate Value as of October 4, 2013 to Adjusted EBITDA (12 months ending September 30, 2014)	9.8x
Adjusted Corporate Aggregate Value as of January 6, 2014 to Adjusted EBITDA (12 months ended December 31, 2013)	5.7x
Adjusted Corporate Aggregate Value as of January 6, 2014 to Adjusted EBITDA (12 months ending December 31, 2014)	6.0x

In addition, Morgan Stanley reviewed trading multiples for the selected chemical companies as compared to those of the Company for certain periods set forth below prior to the commencement of the Company’s sale process, which commenced as of June 11, 2013, in order to assess whether the observed discount in trading multiples of the Company was part of a longer term pattern. For this review, Morgan Stanley reviewed the ratio of corporate aggregate value to estimated EBITDA for the next twelve month period (the “next twelve month period”) immediately following the latest twelve month period for which financial information was publicly available (the “latest twelve month period”). Estimated financial information for the selected chemical companies was based on consensus estimates. Estimated financial information for the Company was based on management forecasts. The results were as follows:

Corporate Aggregate Value / Next Twelve Month Period EBITDA

Trends Prior to Commencement of the Company Sale Process

Median
	1 Year Prior	3 Years Prior	High	Low
Specialty Chemical Peers	5.9x	5.6x	7.0x	4.6x
Fine Chemical Peers	6.8x	6.7x	8.8x	4.6x
AMPAC	4.5x	4.5x	5.5x	2.9x

This analysis revealed that the Company has typically traded at a significant discount to the selected comparable companies during the past several years.

Based on a review of the above described metrics for the comparable companies, Morgan Stanley selected a representative range of CY2014E Adjusted EBITDA multiples set forth in the table below for each of the specialty chemical companies and the fine chemical companies. In addition, in light of the historical next twelve month period EBITDA trading multiples analysis described above, Morgan Stanley applied a range of discounts to such selected ranges of CY2014E Adjusted EBITDA multiples for each of the specialty chemical companies and fine chemical companies. Morgan Stanley then applied these ranges of discounted multiples to the Company’s CY2014E Adjusted EBITDA related to the CY2014E Adjusted EBITDA for each of its specialty chemical and fine chemical segments, which for these purposes were $36 million and $22 million, respectively. For purposes of this analysis, Morgan Stanley allocated corporate overhead expenses and EBITDA adjustments to each segment based on each segment’s estimated contribution to total revenue for calendar year 2014. The results were as follows:

	Comparable Company Reference Range Multiples	Discount Range	Selected Reference Range Multiples
Corporate Aggregate Value to CY2014E Adjusted Specialty Chemical EBITDA	7.0x – 8.0x	13.0% – 23.0%	5.4x – 7.0x
Corporate Aggregate Value to CY2014E Adjusted Fine Chemical EBITDA	9.0x – 10.0x	26.0% – 33.0%	6.0x – 7.4x

This analysis indicated a range of implied per Share values of $36 to $46.

ROIC Analysis. Morgan Stanley performed a regression analysis to evaluate the relationship between trading multiples and forecasted return on invested capital (referred to as ROIC) for the selected chemical companies referred to above and the Company. Specifically, this analysis evaluated the relationship between the ratio of the corporate aggregate value to invested capital as compared to the estimated ROIC for each of calendar years 2011, 2013 and 2014, in each case, as of January 6 of such year, and additionally, for calendar year 2013, as of June 11, 2013. Estimated financial information for the selected chemical companies was based on consensus estimates and for the Company, based on management projections.

Invested capital was calculated as the sum of total debt and book value of equity as of the latest twelve month period balance sheet date for the applicable measurement date. ROIC was calculated as the quotient of the (i) estimated calendar year net operating profit after taxes, and (ii) the sum of total debt and book value of equity as of the latest twelve month period balance sheet date for the applicable measurement date. Net operating profit after taxes for the Company for 2013 was calculated in part by averaging the net operating profit after taxes of the Company’s Specialty Chemicals segment for each year from calendar year 2012 through estimated net operating profit after taxes for 2014, rather than using such segment’s actual 2013 net operating profit after taxes.

In this regression analysis, the coefficient of determination, or R2, which indicates the proportion of the variance of the dependent variable (in this case, the ratio of corporate aggregate value to invested capital that is explained by the independent variable (the estimated ROIC)), ranged between approximately 65% and 88%, indicating in each case a statistically significant relationship.

Based on this regression analysis and each of the adjusted corporate aggregate value and estimated Adjusted next twelve month period EBITDA for the Company as of such dates, Morgan Stanley calculated an implied ratio of adjusted corporate aggregate value to Adjusted next twelve month period EBITDA for the Company, as compared to the Company’s actual ratio of adjusted corporate aggregate value to Adjusted next twelve month period EBITDA, as of such dates. The results were as follows:

Adjusted Corporate Aggregate Value/Adjusted Next Twelve Month Period EBITDA
	Actual	Implied
As of January 6, 2011	3.6x	5.9x
As of January 6, 2013	3.9x	5.1x
As of June 11, 2013	5.2x	5.7x
As of January 6, 2014	6.0x	6.6x

Based on this analysis, Morgan Stanley selected a range of projected CY2014E Adjusted EBITDA multiples of 6.0x to 7.0x. This analysis indicated a range of implied per Share values of $38 to $45.

By replacing the subsection under the heading “Opinion of Financial Advisor –Leveraged Buyout Analysis” in its entirety with the following:

Morgan Stanley performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor might effect a leveraged buyout of the Company. Morgan Stanley assumed a transaction date of January 31, 2014, and a four and two-thirds year investment period ending on September 30, 2018. Morgan Stanley also assumed (i) a multiple of 5.7x for the Company’s ratio of total debt to the Company’s estimated latest twelve month period Adjusted EBITDA (the “leverage multiple”) as of January 31, 2014 of $63 million, as derived from estimates provided by management of the Company, which, for purposes of this analysis, included adjustments to eliminate public company costs, (ii) debt financing through a first lien term loan at a rate of LIBOR plus 4.50% (with a minimum LIBOR rate of 1.0%), (iii) a range of 6.0x to 7.0x next twelve month period Adjusted EBITDA exit multiples, (iv) a projected internal rate of return (“IRR”) of 20.0%-25.0% and (v) assumed revenue growth of 2.25% (the midpoint of the selected discounted cash flow perpetuity growth rate range described below) and constant EBITDA margins in 2019 (for purposes of estimating next twelve month period Adjusted EBITDA exit multiples), which leverage multiple was based on such multiple implied in the debt commitment to fund the Merger and which range of exit multiples, projected IRR and cost of debt financing were selected based on Morgan Stanley’s professional judgment of estimated long term chemical trading multiples, financial sponsor target returns on equity, and the Company’s estimated cost of debt financing. Morgan Stanley estimated corporate aggregate value based on estimated net debt of $(5) million, as of January 31, 2014, based on Parent’s estimated sources and uses of cash to fund the Merger. This analysis indicated a range of implied per Share values of $42 to $47.

By replacing the subsection under the heading “Opinion of Financial Advisor –Discounted Cash Flow Analysis” in its entirety with the following:

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future unlevered cash flows and terminal value of such company. In preparing its analysis, Morgan Stanley used, the Financial Forecasts provided by management of the Company to derive estimates of unlevered free cash flows. Morgan Stanley calculated a range of implied equity values per Share based on estimates of unlevered free cash flows for fiscal years 2014 through 2018. Morgan Stanley first calculated the estimated unlevered free cash flows of the Company for the period from January 1, 2014 to September 30, 2018. Morgan Stanley then calculated a terminal value for the Company by applying a range of perpetual growth rates to the estimated unlevered free cash flow for 2018 ranging from 2% to 2.5%. Morgan Stanley selected this range of perpetuity growth rates based on its review of management’s projected growth during the later portion of its projected period, as well as a review of the implied next twelve month period Adjusted EBITDA exit multiples resulting from such perpetuity growth rates and the selected range of discount rates (which implied next twelve month period Adjusted EBITDA multiples ranged from 5.2x to 6.3x), taking into consideration the Company’s historical next twelve month period EBITDA trading multiple. These values were then discounted to present value as of December 31, 2013 using the mid-year convention, a discount rate of 9.2% to 10.0%, which range was selected by Morgan Stanley, using its professional judgment, based on its estimate of the Company’s weighted average cost of capital, which estimate was based on the Company’s capital structure as of September 30, 2013, an estimated cost of equity of 10.6% and an estimated cost of debt of 5.625%, which cost of debt assumed the issuance of 10 year unsecured debt. This analysis indicated a range of implied per Share values of $36 to $44.

By replacing the subsection under the heading “Opinion of Financial Advisor –Precedent Transactions Analysis” in its entirety with the following:

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions that involve companies in the chemical business and that share some characteristics with this transaction. In connection with its analysis, Morgan Stanley compared publicly available statistics for seven selected chemical company transactions occurring between September 2009 and November 2013.

Morgan Stanley noted the transaction size and the ratio of corporate aggregate value of the transaction to the target company’s latest twelve month period EBITDA, as measured for the latest twelve month period for which financial information was publicly available at the announcement date of the relevant transaction. In the case of the Company, the latest twelve month period ended September 30, 2013. The list of the selected transactions, their respective transaction size and the ratio of corporate aggregate value of the transaction to the target company’s latest twelve month period EBITDA, as measured for the latest twelve month period for which financial information was publicly available at the announcement date of the relevant transaction is set forth below, as well as the resulting mean and median ratios:

Target	Acquiror	Transaction Size (mm)	Corporate Aggregate Value/Latest Twelve Month Period EBITDA
Patheon	DSM(1)	$2,600	13.8x
Sonneborn	One Equity	$400	6.7x
Arch Chemicals	Lonza	$1,400	9.2x
International Specialty Products	Ashland	$3,200	8.9x
Rhodia	Solvay	$9,460	7.3x
Cognis	BASF	$3,795	7.3x
GenTek	American Securities	$622	4.6x
Mean			8.3x
Median			7.3x

(1)	Fine Chemical Company. All other selected transactions involved specialty chemical companies as targets.

Based on a review of latest twelve month period multiples described above and time frame for each transaction listed above, Morgan Stanley selected a representative range of latest twelve month period EBITDA multiples of 7.0x to 9.0x and applied these ranges of multiples to the Company’s latest twelve month period EBITDA; provided, however, that Morgan Stanley normalized the Company’s Specialty Chemicals segment latest twelve month period EBITDA by averaging the annual EBITDA of such segment from fiscal year 2012 through estimated EBITDA for fiscal year 2014. Morgan Stanley normalized such latest twelve month period EBITDA because (i) of the fluctuations in such segment’s latest twelve month period EBITDA due to atypical volume increases during fiscal year 2013 resulting in atypically high operating margins and (ii) the Company had previously announced it expected such benefit would reverse and result in declining operating margins during fiscal year 2014.

This analysis indicated a range of implied per Share values of $36 to $47.

No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the corporate aggregate value and equity value of the transactions to which they are being compared. Morgan Stanley considered a number of factors in analyzing the consideration to be received by the holders of Shares pursuant to the Merger Agreement. The fact that points in the range of implied present value per share of the Company derived from the valuation of precedent transactions were less than or greater than the consideration to be received by the holders of Shares pursuant to the Merger Agreement is not necessarily dispositive in connection with Morgan Stanley’s analysis of such consideration, but one of many factors Morgan Stanley considered.

Item 8. Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by replacing the section under the heading “Stockholder Litigation” in its entirety with the following:

On January 16, 2014, a putative class action lawsuit captioned Quick, et al. v. American Pacific Corp., et al., Case No. A-14-694633-C, was filed in the Eighth Judicial District Court in Clark County, Nevada regarding the proposed acquisition and subsequently amended on January 30, 2014. The amended complaint (the “Quick Complaint”) was purportedly filed on behalf of the public stockholders of AMPAC, and names as defendants AMPAC, each of the AMPAC’s directors, Parent, Merger Sub and H.I.G. The Quick Complaint alleges, among other things, that AMPAC’s directors breached their fiduciary duties by failing to maximize stockholder value in a proposed sale of AMPAC and by engaging in self-dealing. The Quick Complaint further alleges that AMPAC’s directors failed to provide material information relating to the acquisition and that AMPAC and H.I.G. aided and abetted the alleged breaches by AMPAC’s directors. The plaintiff seeks, among other things, class action status, an injunction preventing the completion of the acquisition, monetary damages and the payment of attorneys’ fees and expenses.

On January 29, 2014 and February 4, 2014, two putative class action lawsuits captioned Berger v. Campbell, et al., Case No. 9292, and Jeweltex Manufacturing Inc. Retirement Plan v. American Pacific Corporation, et al., Case No. 9308, were filed in the Court of Chancery in the State of Delaware regarding the proposed acquisition. The complaints (the “Berger Complaint” and “Jeweltex Complaint”, respectively) were purportedly filed on behalf of the public stockholders of AMPAC, and name as defendants AMPAC, each of AMPAC’s directors, Parent, Merger Sub, and H.I.G. The Berger Complaint and Jeweltex Complaint allege, among other things, that AMPAC’s directors breached their fiduciary duties by agreeing to deal protection devices designed to prevent unsolicited bids and by engaging in self-dealing. The Berger Complaint and Jeweltex Complaint further allege that AMPAC’s directors failed to provide material information relating to the acquisition and that AMPAC’s directors effectuated a scheme to temporarily lower AMPAC’s share price through deliberate misleading acts, allowing a sale of AMPAC to take place and providing immediate liquidity for the stock holdings of AMPAC’s directors and management. The plaintiffs seek, among other things, class action status, an injunction preventing the completion of the acquisition, monetary damages and the payment of attorneys’ fees and expenses.

On January 30, 2014, two additional putative class action lawsuits captioned Norcini v. American Pacific Corporation, et al., Case No. A-14-695381-B, and Solak v. American Pacific Corporation, et al., Case No. A-14695365-C, were filed in the Eighth Judicial District Court in Clark County, Nevada regarding the proposed acquisition. The complaints (the “Norcini Complaint” and the “Solak Complaint,” respectively) were purportedly filed on behalf of the public stockholders of AMPAC and name as defendants AMPAC, each of AMPAC’s directors, Parent, Merger Sub, and H.I.G. These complaints allege, among other things, that AMPAC’s directors breached their fiduciary duties by not maximizing stockholder value and not fully informing themselves about whether greater value could be achieved. The Norcini and Solak Complaints further allege that AMPAC’s directors agreed to onerous deal protection devices that assured consummation of the deal and collectively engaged in a scheme to unfairly sell AMPAC to H.I.G. at a bargain price. The Solak Complaint further alleges that AMPAC’s directors failed to provide material information relating to the acquisition. The plaintiffs seek, among other things, class action status, an injunction preventing the completion of the acquisition, monetary damages and the payment of attorneys’ fees and expenses.

On January 31, 2014, a putative class action lawsuit captioned Pill v. Gibson, et al., Case No. A-14-695405, was filed in the Eighth Judicial District Court in Clark County, Nevada regarding the proposed acquisition. The complaint (the “Pill Complaint”) was purportedly filed on behalf of the public stockholders of AMPAC, and names as defendants AMPAC, each of AMPAC’s directors, Parent, Merger Sub, and H.I.G. The Pill Complaint alleges, among other things, that AMPAC’s directors breached their fiduciary duties by allowing allegedly conflicted directors and an allegedly conflicted financial advisor to negotiate, analyze, and approve the acquisition, which contained alleged deal protection devices. The Pill Complaint further alleges that AMPAC’s directors failed to provide material information relating to the acquisition. The plaintiff seeks, among other things, class action status, an injunction preventing the completion of the acquisition, monetary damages and the payment of attorneys’ fees and expenses.

Each of AMPAC, Parent, Merger Sub and H.I.G. believes the allegations in these complaints lack merit.

The actions related to the Solak Complaint, the Norcini Complaint and the Pill Complaint will be consolidated with the action related to the Quick Complaint pursuant to the parties’ filed Stipulation and Order for Consolidation and Appointment of Lead Counsel and Liaison Counsel under the caption In re American Pacific Corporation Shareholder Litigation, Docket No. A-14-694633-C (the “Nevada Action”). The actions related to the Berger Complaint and the Jeweltex Complaint have been consolidated in Delaware (collectively, the “Delaware Action”).

On January 31, 2014, after negotiation between the parties, the court granted the parties’ Stipulation and Order for Expedited Proceedings and Discovery in the Nevada Action that, among other things, set forth the parties’ agreed upon schedule for expedited proceedings and scheduled a hearing on plaintiffs’ proposed motion for preliminary injunction.

On February 13, 2014, following arms’ length discussions, all of the parties in both the Nevada Action and the Delaware Action (collectively, the “Actions”) entered into a memorandum of understanding providing for the settlement, subject to court approval, of the Actions. The parties in the Actions will agree upon and execute the appropriate Stipulation of Settlement and such other documentation as may be required to obtain final approval from the Nevada court of the settlement and dismissal of the Actions upon the terms outlined in the memorandum of understanding. Pursuant to this memorandum of understanding, AMPAC has agreed to provide certain additional disclosure relating to the Merger.

AMPAC, Parent, Merger Sub and H.I.G. may be subject to additional litigation relating to the Merger in the same or other jurisdictions.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN PACIFIC CORPORATION

By:	/s/ JOSEPH CARLEONE
Name:	Joseph Carleone
Title:	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

Dated: February 14, 2014